FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Included in this Report of Foreign Private Issuer on Form 6-K is information regarding Forward Pharma A/S’s financial results for the fiscal quarter ended September 30, 2015.  Unless otherwise indicated or the context otherwise requires, all references in this report to “Forward Pharma A/S” refer to Forward Pharma A/S, and all references to “we,” “us,” “our,” “Forward Pharma,” the “Parent,” the “Company” or similar terms refer to Forward Pharma A/S or Forward Pharma A/S and its wholly owned subsidiaries, Forward Pharma GmbH and Forward Pharma USA, LLC, as the context may require.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this report may constitute “forward-looking statements” of the Company within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to: statements which contain language such as: “believe,” “expect,” “hope,” “would” and “potential.”  Forward-looking statements are predictions only which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: the Company’s ability to obtain issued patents with protective claims; the Company’s ability to prevail in or obtain a favorable decision in its pending patent interference action; the Company’s ability to recover damages in any such action; uncertainties relating to our development plans; risks and uncertainties related to the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property of third parties; our ability to commercialize and generate revenue from our sole clinical candidate, FP187; clinical development, and clinical trials of FP187 may not be successful; initiation and completion of required clinical trials may take longer than we anticipate, which could result in increased costs, limit our access to funding and delay or limit our ability to obtain regulatory approval for FP187. Given the uncertainties, assumptions and risk factors associated with this type of information, including those described above, investors are cautioned that the information may not be appropriate for other purposes. You should read our Annual Report on Form 20-F filed with the Securities Exchange Commission on March 25, 2015 that contains more detailed information about the Company and risks associated with our business.

Item 1. Unaudited Interim Condensed Consolidated Financial Statements and Notes thereto

Interim Condensed Consolidated Statement of Financial Position

as of September 30, 2015, Unaudited, and December 31, 2014

Assets

	Notes	September 30, 2015 (Unaudited)	December 31, 2014
		USD ‘000	USD ‘000
Equipment		384	10
Available-for-sale financial assets	4.2	121,942	131,899
Other non-current assets		5	5
Total non-current assets		122,331	131,914
Other receivables	3.1, 4.2	1,188	780
Income tax receivable		122	320
Prepayments		3,171	710
Available-for-sale financial assets	4.2	47,168	46,236
Cash and cash equivalents	2.2, 4.2	21,028	45,349
Total current assets		72,677	93,395
Total assets		195,008	225,309

Equity and Liabilities

	Notes	September 30, 2015 (Unaudited)	December 31, 2014
		USD ‘000	USD ‘000
Share capital		796	791
Share premium		339,845	339,695
Other components of equity:
Fair value adjustment available-for-sale financial assets		398	(238)
Foreign currency translation reserve	2.3	(28,164)	(10,142)
Accumulated deficit		(125,100)	(107,712)
Equity attributable to shareholders of the Parent		187,775	222,394
Total equity		187,775	222,394
Trade and other payables	3.2, 4.2	7,233	2,915
Current liabilities		7,233	2,915
Total liabilities		7,233	2,915
Total equity and liabilities		195,008	225,309

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

for the three month periods ended September 30, 2015 and 2014 amounts in thousands except per share amounts

		Three Month Period Ended September 30,
	Notes	2015	2014
		USD	USD
Research and development costs		(10,785)	(1,795)
General and administrative costs		(4,644)	(2,538)
Operating loss		(15,429)	(4,333)
Fair value adjustment to net settlement obligation to shareholder warrants	4.2	—	17
Fair value adjustment to convertible notes	4.2	—	(3,905)
Foreign exchange rate loss	2.3	(446)	(176)
Interest expense		—	(208)
Interest income		117	—
Net loss before tax		(15,758)	(8,605)
Income tax benefit	2.4	—	55
Net loss for the period		(15,758)	(8,550)

Net loss for the period attributable to:
Equity holders of the Parent		(15,758)	(8,550)

Net loss per share basic and diluted	2.1	(0.34)	(0.27)

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

for the nine month periods ended September 30, 2015 and 2014 amounts in thousands except per share amounts

		Nine Month Period Ended September 30,
	Notes	2015	2014
		USD	USD
Research and development costs		(25,104)	(6,616)
General and administrative costs		(12,260)	(5,156)
Operating loss		(37,364)	(11,772)
Fair value adjustment to net settlement obligation to shareholder warrants	4.2	—	(988)
Fair value adjustment to convertible notes	4.2	—	(3,905)
Foreign exchange rate gain (loss)	2.3	9,605	(159)
Interest expense		—	(333)
Interest income		340	—
Other finance costs		(4)	—
Net loss before tax		(27,423)	(17,157)
Income tax benefit	2.4	—	112
Net loss for the period		(27,423)	(17,045)

Net loss for the period attributable to:
Equity holders of the Parent		(27,423)	(17,045)

Net loss per share basic and diluted	2.1	(0.59)	(0.54)

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Other Comprehensive Income (Loss)

for the three month periods ended September 30, 2015 and 2014

		Three Month Period Ended September 30,
	Notes	2015	2014
		USD ‘000	USD ‘000
Net loss for the period		(15,758)	(8,550)
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial assets		68	—
Exchange differences on translation of foreign operations	2.3	169	467
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		237	467
Other comprehensive income		237	467
Total comprehensive loss		(15,521)	(8,083)
Attributable to:
Equity holders of the Parent		(15,521)	(8,083)

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Other Comprehensive Income (Loss)

for the nine month periods ended September 30, 2015 and 2014

		Nine Month Period Ended September 30,
	Notes	2015	2014
		USD ‘000	USD ‘000
Net loss for the period		(27,423)	(17,045)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial assets		636	—
Exchange differences on translation of foreign operations	2.3	(18,022)	634
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods		(17,386)	634
Other comprehensive income (loss)		(17,386)	634
Total comprehensive loss		(44,809)	(16,411)
Attributable to:
Equity holders of the Parent		(44,809)	(16,411)

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity

for the nine month periods ended September 30, 2015 and 2014

					Fair value
				Foreign	adjustment
				currency	available-for-
		Share	Share	translation	sale financial	Accumulated	Total
	Notes	capital	premium	reserve	assets	deficit	equity
		USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000

At January 1, 2015		791	339,695	(10,142)	(238)	(107,712)	222,394
Net loss for the period		—	—	—	—	(27,423)	(27,423)
Other comprehensive income (loss)	2.3	—	—	(18,022)	636	—	(17,386)
Total comprehensive income (loss)		—	—	(18,022)	636	(27,423)	(44,809)
Issuance of deferred shares	4.1	2	—	—	—	—	2
Exercise of warrants	4.1	3	150	—	—	—	153
Share-based payment costs	4.1	—	—	—	—	10,035	10,035
Transactions with owners		5	150	—	—	10,035	10,190
At September 30, 2015		796	339,845	(28,164)	398	(125,100)	187,775

	Notes	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity/(deficit)
		USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000

At January 1, 2014		287	26,697	(1,486)	(51,913)	(26,415)
Net loss for the period		—	—	—	(17,045)	(17,045)
Other comprehensive income		—	—	634	—	634
Total comprehensive income (loss)		—	—	634	(17,045)	(16,411)
Issue of share capital for cash		3	2,005	—	—	2,008
Costs related to capital increases		—	(8)	—	—	(8)
Exercise of warrants	4.2	25	29,483	—	—	29,508
Share-based payment costs	4.1	—	—	—	3,474	3,474
Transactions with owners		28	31,480	—	3,474	34,982
At September 30, 2014		315	58,177	(852)	(65,484)	(7,844)

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Cash Flows

for the nine month periods ended September 30, 2015 and 2014

		Nine Month Period Ended September 30,
	Notes	2015	2014
		USD ‘000	USD ‘000
Net loss before tax		(27,423)	(17,157)
Adjustments to reconcile net loss before tax to net cash flow:
Fair value adjustment to net settlement obligation shareholder warrants	4.2	—	988
Fair value adjustment to convertible notes	4.2	—	3,887
Foreign exchange (gain) loss	2.3	(9,605)	159
Other, net		354	638
Share-based payment costs	4.1	10,035	3,474
Depreciation expense		13	2
Increase in other receivables and prepayments		(2,648)	(3,664)
Increase in trade and other payables		4,773	3,534
Net cash flows used in operating activities		(24,501)	(8,139)
Investing activities
Purchase of equipment		(385)	(5)
Proceeds from maturity of available-for-sale financial asset		1,810	—
Net cash flows provided by (used in) investing activities		1,425	(5)
Financing activities
Shares issued for cash, net		155	1,976
Proceeds from convertible notes		—	21,284
Net cash flows provided by financing activities		155	23,260
Net (decrease) increase in cash and cash equivalents		(22,921)	15,116
Net foreign exchange differences		(1,400)	(1,210)
Cash and cash equivalents at January 1		45,349	2,955
Cash and cash equivalents at September 30		21,028	16,861

See accompanying notes to these interim condensed consolidated financial statements

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Corporate information

Forward Pharma A/S (the “Company or “Parent”) is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The interim condensed consolidated financial statements include the Company’s wholly-owned German and United States of America subsidiaries Forward Pharma GmbH and Forward Pharma USA, LLC, respectively. The Company and its subsidiaries are collectively referred to as the “Group”. The Company’s Board of Directors authorized the issuance of the interim condensed consolidated financial statements included herein on November 24, 2015.

The Company is a biopharmaceutical company preparing to initiate a Phase 3 clinical trial using FP187, a proprietary formulation of dimethyl fumarate (“DMF”) for the treatment of multiple sclerosis (“MS”) patients. Since the Company’s founding in 2005, it has worked to advance unique formulations of DMF, an immune modulator, as a therapeutic to improve the health and well-being of patients with immune disorders including MS. FP187, the Company’s clinical candidate, is a DMF formulation in a delay and slow release oral dose that the Company plans to advance for the treatment of relapsing remitting MS (“RRMS”) and other immune disorders, such as psoriasis.

Public listing of American Depositary Shares representing Ordinary Shares

During the fourth quarter of 2014, the Company completed the initial public offering (“IPO”) of American Depositary Shares (“ADS”) representing ordinary shares of the Company in the United States and issued 11.2 million ADSs, at a price per ADS of $21.00 to investors. Each ADS represents one ordinary share with a per share nominal value of 0.10 Danish Kroner or DKK. Immediately prior to the IPO, Class A shares were issued to the Class B shareholders (“Class B Award”) in consideration for amendments to certain contractual rights held by the Class B shareholders, all of the Company’s outstanding Class A and Class B shares were converted into ordinary shares on a 1 for 1 basis (“Share Conversion”), and additional ordinary shares (“Proportional Shares”) were issued to all shareholders in proportion to their respective ownership. In addition, a share split of 10 for 1 (“Share Split”) was completed immediately prior to the IPO. All share and per share information included herein has been adjusted to reflect the issuance of the Proportional Shares and the Share Split as if they had occurred as of the beginning of the earliest period presented, unless otherwise stated, because the issuance of the Proportional Shares and the Share Split resulted in no additional consideration received by the Company nor did it change the individual ownership percentages of individual shareholders of the Company. The Share Conversion is reflected herein on the date such conversion occurred except for the per share information disclosed in the unaudited interim condensed consolidated statement of profit and loss and Note 2.1 where the Share Conversion is assumed to have occurred at the beginning of the earliest period presented.

Section 1—Basis of Preparation

1.1 Accounting policies and basis of preparation

The interim condensed consolidated financial statements as of September 30, 2015 and for the three and nine month periods ended September 30, 2015 and 2014 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s 2014 Annual Report on Form 20-F (“Annual Report”) filed with the United States Securities and Exchange Commission on March 25, 2015. In the opinion of management, the interim condensed consolidated financial statements as of September 30, 2015 and for the three and nine month periods ended September 30, 2015 and 2014 include adjustments considered necessary for a fair presentation of the results of the interim periods presented. All such adjustments are of a normal recurring nature. The statement of financial position as of December 31, 2014 included herein does not include all disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) that were included in the audited consolidated financial statements. The accounting policies applied in the accompanying interim condensed consolidated financial statements are consistent with those disclosed in the Company’s audited consolidated financial statements included in the Annual Report. The results of operations for the three and nine month periods ended September 30, 2015 are not necessarily indicative of the results expected for the full year. Certain prior period amounts in the unaudited condensed consolidated cash flow statement have been reclassified to conform to the current period presentation.

Unless otherwise stated, all amounts disclosed herein are in United States Dollars (“USD”).

1.2 New and Amendments to Accounting Standards

Standards effective in 2015:

The IASB issued new standards and amendments to standards and interpretations that are effective in 2015. None of these new or amended standards affected the Group’s financial statements.

Section 2—Results for the Period

2.1 Loss per share

As discussed within “Public listing of American Depositary Shares representing Ordinary Shares,” the Company completed its IPO in 2014 and in connection therewith implemented a number of corporate actions that included:

1.              Class B Award.  Amending the Class B shareholders’ right to a distribution preference in consideration for approximately 114,000 Class A shares (approximately 2 million ordinary shares after the Share Conversion, Proportional Share and Share Split adjustments.)

2.              Share Conversion.  All outstanding Class A and Class B shares were converted to a single class of ordinary shares on a 1 for 1 basis.

3.              Proportional Shares.  In order to achieve a fixed number of ordinary shares outstanding prior to the IPO, approximately 1.5 million ordinary shares were issued to all shareholders in proportion to their ownership percentage.

4.              Share Split.  A 10 for 1 share split was effectuated.

Since the Share Conversion, the Proportional Share issuance and the Share Split (collectively referred to as “Recapitalization”) resulted in no additional consideration received by the Company nor did it change the individual ownership percentages of individual shareholders of the Company, for purposes of computing the per share amounts for the three and nine month periods ended September 30, 2014, the Recapitalization was deemed to have occurred as of the beginning of 2014. Therefore previously reported per share information for 2014 has been retrospectively adjusted to reflect the Recapitalization. The Recapitalization occurred in 2014 and was fully effected at the beginning of 2015 and therefore retrospective adjustment was not necessary in computing per share information for the three and nine month periods ended September 30, 2015.

The following reflects the net loss attributable to ordinary shareholders and share data used in the basic and diluted net loss per share computations for each of the three and nine month periods ended September 30, 2015 and 2014:

	Three Month Periods Ended September 30,
	2015	2014
	USD	USD

Net loss attributable to ordinary shareholders of the Parent used for computing basic and diluted per share amounts	(15,758)	(8,550)

Weighted average number of ordinary shares used for basic per share amounts	46,872	32,110
Dilutive effect of outstanding options, warrants and deferred shares	—	—
Weighted average number of ordinary shares used for diluted per share amounts	46,872	32,110

Net loss per share basic	(0.34)	(0.27)
Net loss per share diluted	(0.34)	(0.27)

	Nine Month Periods Ended September 30,
	2015	2014
	USD	USD

Net loss attributable to ordinary shareholders of the Parent used for computing basic and diluted per share amounts	(27,423)	(17,045)

Weighted average number of ordinary shares used for basic per share amounts	46,707	31,304
Dilutive effect of outstanding options, warrants and deferred shares	—	—
Weighted average number of ordinary shares used for diluted per share amounts	46,707	31,304

Net loss per share basic	(0.59)	(0.54)
Net loss per share diluted	(0.59)	(0.54)

Amounts within the tables above are in ‘000 except per share amounts

Basic per share amounts are calculated by dividing the net income (loss) for the period attributable to ordinary shareholders of the Parent by the weighted average number of ordinary shares outstanding during the period. The diluted per share amounts are calculated by dividing the net income (loss) for the period attributable to ordinary shareholders of the Parent by the weighted average number of ordinary shares outstanding during the period increased by the dilutive effect of the assumed issuance of deferred shares and exercise of outstanding options and warrants. The dilutive effect of the assumed issuance of deferred shares and exercise of outstanding options and warrants includes adjustments for the proceeds to be received upon the exercise of outstanding options and warrants and share-based compensation associated with unvested deferred shares, options and warrants. As a result of the Company incurring net losses for the three and nine month periods ended September 30, 2015 and 2014, the potential shares issuable related to outstanding equity awards, convertible debt or shareholder warrants have been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive.

2.2 Consolidated statement of cash flow

The interim condensed consolidated statement of cash flows is presented using the indirect method. The condensed consolidated statement of cash flows shows cash flows used in operating activities, cash flows used in investing activities, cash flows from financing activities, and the Group’s cash and cash equivalents at the beginning and end of the periods.

For the nine month period ended September 30, 2015, the Group’s cash inflows for interest income totaled $481,000 and the Group’s cash outflows for interest expense was zero. For the nine month period ended September 30, 2014, the Group’s cash inflows for interest income was immaterial and the Group’s cash outflows for interest expense totaled $192,000.

2.3 Foreign currency gains and losses

The $9.6 million non-cash foreign exchange gain included in the statement of profit and loss for the nine month period ended September 30, 2015 resulted primarily from the Parent holding over $100 million in cash, cash equivalents and available-for-sale financial assets that are denominated in USD (collectively “USD Assets”) while the Parent’s functional currency is the DKK. The gain is the direct result of the strengthening of the USD compared to the DKK during the nine month period that is reflected as a non-cash foreign exchange gain when the USD Assets are converted to DKK at September 30, 2015. However, during the three month period ended September 30, 2015 the USD weakened compared to the DKK and, therefore, a foreign exchange loss was recognized of $446,000. The Parent also holds available-for-sale financial assets issued by the government of the United Kingdom that favorably impacted the non-cash foreign exchange gain during the nine month period ended September 30, 2015 as the British Pound also strengthened against the DKK. These available-for-sale financial assets were acquired during the three month period ended December 31, 2014.

The $18 million non-cash loss on translation of foreign operations recognized in other comprehensive loss for the nine months ended September 30, 2015 results from the Group electing to use the USD as its presentation currency which necessitates translating all the Group’s assets, liabilities, income and expense items that are denominated in DKK or Euros to USD as of the reporting date for assets and liabilities and at the average rate for the three and nine month periods ended September 30, 2015 for income and expense. The translation of the Group’s assets, liabilities, income and expense from DKK or Euros to USD has the reverse effect from the foreign exchange gain included in the statement of profit and loss discussed above as the DKK and the Euro have weakened against the USD during the nine month period ended September 30, 2015. During the three month period ended September 30, 2015 the USD weakened compared to the DKK and the Euro and, therefore, a non-cash gain on translation of foreign operations was recognized in other comprehensive loss for the three months ended September 30, 2015 of $169,000.

2.4 Income taxes

During the three and nine month periods ended September 30, 2014, the Company accrued a tax benefit of $55,000 and $112,000, respectively, that represented the estimated amount due to the Company from the joint taxation scheme. No tax benefit was accrued for estimated amounts due from the joint taxation scheme during 2015 as the result of the uncertainty of realizing such amounts.

As of September 30, 2015 and December 31, 2014 the Group recorded no benefit from its tax losses as the criteria to recognize a deferred tax asset were not met.

Section 3—Operating Assets and Liabilities

3.1 Other receivables (current)

	September 30, 2015	December 31, 2014
	USD ‘000	USD ‘000
Value added tax (“VAT”) receivables	254	390
Accrued interest income	916	365
Other receivables	18	25
Total	1,188	780

3.2 Trade payables and other payables (current)

	September 30, 2015	December 31, 2014
	USD ‘000	USD ‘000
Trade payables	5,025	1,658
Accrued expenses	2,208	1,257
Total	7,233	2,915

Section 4—Capital Structure and Related Items

4.1 Equity and share-based payments

Deferred Shares, Options and warrants

During the nine months ended September 30, 2015, the Company’s Board of Directors approved the granting of 845,000 stock options to certain employees and consultants. The option exercise prices per share range from $28.26 to $36.85 except for 250,000 that have an exercise price of $141.30.Vesting terms are pro rata over either a three year term, a four year term or a five year term, however, each award contains a provision whereby the option holder cannot exercise prior to a defined date. Vesting and exercise periods are accelerated in the event there is a change in control, as defined in the option award agreements. Stock option expiration dates vary with the latest expiration date being six years from the date of grant.

In order to provide employees, consultants and a board member of the Company with the ability to forgo exercising warrants or share options that were set to expire on or before January 1, 2016 (“Expiring Awards”), (i) our board of directors, during the nine months ended September 30, 2015, approved the granting of 1,365,000 share options or warrants (“Replacement Awards”) to replace 1,405,000 Expiring Awards (1,316,000 Expiring Awards expired prior to September 30, 2015 and the balance will expire on January 1, 2016) and (ii) our shareholders, at our ordinary general meeting in April 2015, approved the extension of the period during which holders may exercise 334,000 Expiring Awards (“Extended Awards”). Further, in order to incentivize holders of Expiring Awards to remain engaged with the Company, our board of directors, during the nine months ended September 30, 2015, approved the granting of additional share options or warrants to holders of Expiring Awards to subscribe for an aggregate of 362,000 ordinary shares (“Additional Awards”). The Replacement Awards have substantially similar terms as the Expiring Awards, except the expiration dates were extended to various date the latest being March 2021. The expiration date for 167,000 of the Extended Awards was extended to June 2018, while the expiration date for the balance of the Extended Awards was extended to November 2018. If individual holders exercise their Expiring Awards, then the Replacement Awards and the Additional Awards held by such holders provide for immediate expiration and cancellation of such Replacement Awards and the Additional Awards for no compensation. Replacement Awards have the same exercise price as Expiring Awards ranging from $0.59 to $1.26 per share. Replacement Awards are fully vested on the date of grant while Additional Awards vest over a period of three years. Replacement Awards and Additional Awards (except for 85,000 Replacement Awards) cannot be exercised prior to March 2018; however, Replacement Awards and Additional Awards vest and can be exercised immediately in the event there is a change in control, as defined in the award agreements.

During the nine months ended September 30, 2015, 216,000 warrants were exercised yielding proceeds to the Company of $153,000.

The aggregate share-based compensation expense included in operating results for each of the three month periods ended September 30, 2015 and 2014 and for each of the nine month periods ended September 30, 2015 and 2014 was $3.8 million, $2 million, $10 million and $3.5 million, respectively.

The table below summarizes the share option and warrant activity for the nine months ended September 30, 2015 including the weighted average exercise price (“WAEP”):

	Share Options and Warrants
	Key Management ‘000	Employees And Consultants ‘000	Total Awards ‘000	WAEP USD

Outstanding at January 1, 2015	1,058	1,796	2,854	5.03
Granted (1)	178	667	845	63.99
Expiring Awards	(333)	(983)	(1,316)	0.99
Replacement Awards	423	942	1,365	0.97
Additional Awards	147	215	362	30.15
Exercised		(216)	(216)	0.71
Outstanding at September 30, 2015	1,473	2,421	3,894	20.21

(1)         89,000 stock options granted to key management are subject to approval.

The table below summarizes the range of exercise prices, after converting where applicable exercise prices that are stated in DKK to USD, for outstanding share options and warrants as of September 30, 2015. Exercise prices disclosed below have changed from amounts previously reported as the result of a change in the DKK to the USD exchange rate.

Range of exercise prices (per share) USD	As of September 30, 2015 ‘000
0.59 to 1.26	2,007
7.74 to 9.74	214
21.00 to 28.36	743
30.54 to 36.85	680
141.30	250
3,894

The table below summarizes the deferred share activity for the nine months ended September 30, 2015:

	Deferred Shares
	Key Management ‘000	Employees And Consultants ‘000	Total Awards ‘000	Proceeds Received ‘000 USD

Outstanding at January 1, 2015	569	—	569
Granted (1)	—	50	50
Vested and issued during the period	(142)	—	(142)	2
Outstanding at September 30, 2015	427	50	477

(1)         Deferred shares vest pro rata over 4 years. Deferred shares vest and can be exercised immediately in the event there is a change in control, as defined in the award agreements.

4.2 Financial assets and liabilities

Recognized financial instruments

The Group has recognized the following categories of financial assets and liabilities.

Financial assets:

Loans and receivables as of September 30, 2015 and December 31, 2014

	September 30, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Other receivables	1,188	1,188	780	780
Total	1,188	1,188	780	780

Available-for-Sale Financial Assets as of September 30, 2015 and December 31, 2014

	September 30, 2015		December 31, 2014
Included in current assets (Level 1)	Carrying amount	Fair value	Carrying amount	Fair value
	USD ‘000	USD ‘000	USD ‘000	USD ‘000

Germany	17,584	17,584	19,351	19,351
United Kingdom	4,580	4,580	1,915	1,915
United States	25,004	25,004	24,970	24,970
Total	47,168	47,168	46,236	46,236

The face values of the German, United Kingdom and United States available-for-sale financial assets are 15.7 million Euros, 2.9 million British Pounds and 25 million USDs, respectively.

	September 30, 2015		December 31, 2014
Included in non-current assets (Level 1)	Carrying amount	Fair value	Carrying amount	Fair value
	USD ‘000	USD ‘000	USD ‘000	USD ‘000

Germany	62,385	62,385	67,862	67,862
United Kingdom	1,907	1,907	6,769	6,769
United States	57,650	57,650	57,268	57,268
Total	121,942	121,942	131,899	131,899

The face values of the German, United Kingdom and United States available-for-sale financial assets are 54.8 million Euros, 1.3 million British Pounds and 57.5 million USDs, respectively.

Financial Liabilities:

Financial liabilities at amortized cost as of September 30, 2015 and December 31, 2014

	September 30, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Trade and other payables	7,233	7,233	2,915	2,915
Total	7,233	7,233	2,915	2,915

Fair value of trade payables is deemed to be their carrying amount based on payment terms that are generally 30 days.

Cash, cash equivalents and available-for-sale financial assets:

The Company’s cash and cash equivalents are held primarily at one bank in Denmark with a Moody’s credit rating of Aa3. The Company’s available-for-sale financial assets are invested in government instruments with maturities not exceeding three years that are carried at fair value based on price quotations at the reporting date. Moody’s credit rating of each of the individual governments is Aa1 or better.

Valuation hierarchy:

Financial instruments recognized at fair value are allocated to one of the following valuation hierarchy levels:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. The Company’s available-for-sale financial assets meet the definition of Level 1.

Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly. The Group does not have financial instruments allocated to this level as of September 30, 2015 or December 31, 2014.

Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data. The Group does not have financial instruments allocated to this level as of September 30, 2015 or December 31, 2014.

For all periods presented there were no transfers of financial instruments between Levels 1, 2 or 3.

Convertible notes

On May 30, 2014 the Company entered into a convertible note agreement (“Euro Note”) with NB FP Investment II K/S a related party. The terms of the Euro Note provided for the borrowing of up to € 8.35 million in installments. Outstanding borrowings accrued interest at an annual rate of 10% payable, with principal, on December 31, 2018. The full € 8.35 million was borrowed during the three months ended September 30, 2014. There was a mandatory conversion provision that was triggered in October 2014 as the result of the Company successfully completing the IPO whereby the Euro Note plus accrued interest converted into approximately 602,000 ordinary shares of the Company. The Euro Note conversion rate represented a 15% discount from the fair value of the ordinary shares issued and was accounted for as discussed below. Accrued interest for the Euro Note totaled approximately $124,000 at September 30, 2014. On August 6, 2014 the Company entered into a convertible note agreement (“USD Note”) with BVF Forward Pharma L.P., a related party. The terms of the USD Note are similar to the Euro Note except that the Company could borrow up to $10 million in installments. The full $10 million was borrowed during the three months ended September 30, 2014. The USD Note plus accrued interest converted into approximately 566,000 ordinary shares of the Company in connection with the IPO in October 2014. The USD Note conversion rate represented a 15% discount from the fair value of the ordinary shares issued and was accounted for as discussed below. Accrued interest for the USD Note totaled approximately $72,000 at September 30, 2014. For financial reporting purposes, the Euro Note and the USD Note (collectively “Convertible Notes”) are carried at fair value at September 30, 2014 and the change in fair value from issuance date to September 30, 2014 has been reflected in net loss for the three and nine month periods ended September 30, 2014. This accounting treatment is the result of the derivative associated with the conversion feature deemed to be not closely related the debt host. For the three and nine-month period ended September 30, 2014 there was a loss of $3.9 million representing the increase in fair value of the Convertible Notes. The Convertible Notes meet the definition of a Level 2 financial instrument, as defined above, since there was no active market where the Convertible Notes were traded. Therefore determining fair value required the Company to use an alternative approach that was based on the automatic conversion feature to ordinary shares at a 15% discount to the per share price of the IPO. Since the IPO occurred shortly after September 30, 2014, we used the settlement value of the Convertible Notes based on the IPO price (adjusted for the 15% discount) as the primary assumption in determining the fair value of the Convertible Notes at September 30, 2014.

Interest bearing convertible loan

As of January 1, 2014, the Group’s borrowing consisted of a convertible loan denominated in DKK held by Nordic Biotech Opportunity Fund K/S, a related party. The loan was due on October 31, 2018 and was carried at amortized cost. Interest accrued at an annual rate of 20%. The convertible loan contained various terms and conditions including provisions for mandatory conversion, under certain defined circumstances, as well as optional conversion provisions, into Company shares. The lender had a put option that provided for immediate repayment of the convertible loan that was exercisable based on conditions that were not within the control of the Company and, therefore the convertible loan was classified as a current liability until March 17, 2014 when the convertible loan was cancelled in consideration for exercising shareholder warrants that are discussed below. The carrying value of the convertible loan was $2.5 million at the time of cancellation and was transferred from liability classification to share premium. Interest expense recognized on the convertible loan during the nine month period ended September 30, 2014 totaled $125,000.

Net settlement obligation to shareholder warrants

On May 31, 2011, Nordic Biotech Opportunity Fund K/S, one of the Company’s shareholders, was granted 138,000 shareholder warrants that entitled the holder to acquire an equal number of Class A ordinary shares (or 2.5 million ordinary shares after the Proportional Shares and the Share Split adjustments) at an exercise price of approximately $1.07 per ordinary share after the Proportional Share and Share Split adjustments. The terms of the shareholder warrants allowed the holder to net settle in shares whereby the holder could exercise all the shareholder warrants and receive fewer Class A shares with a fair value equal to the intrinsic value of the shareholder warrants without remitting the exercise price. The shareholder warrants were classified as a derivative financial instrument due to the fact that the holder could elect net share settlement and were recorded within current liabilities in the statement of financial position. All the warrants were exercised on March 17, 2014 in a single transaction in which 5,000 Class A shares (after the issuance of Proportional Shares and the Share Split adjustments) were issued for cash consideration of $5,000 and the balance in consideration for the cancellation of a convertible loan discussed above.  The fair value of the shareholder warrants as of the exercise date was $27 million and was transferred from liability classification to share premium within shareholders’ equity as of that date. The fair value of the shareholder warrants as of January 1, 2014 was $26.1 million. The fair value of the shareholder warrants was computed based on unobservable inputs (Level 3).

Reconciliation of fair value measurement of shareholder warrants:

Nine months ended September 30, 2014
USD ‘000
Carrying amount at January 1, 2014	26,124
Fair value adjustment recognized in financial expense	988
Exchange differences	(143)
Fair value upon exercise	(26,969)
Carrying amount at September 30, 2014	—

Section 5—Other Disclosures

5.1 Related party disclosures

The Company is controlled by Nordic Biotech K/S and affiliates (collectively “NB”). The ultimate controlling party of the Company is Mr. Florian Schönharting who controls NB.

A Director of the Company is a partner in the law firm that provides Danish legal services to the Company. The Director serves on the Company’s Board of Directors in his individual capacity and not as a representative of the law firm.

The following tables provide the total amount of transactions that have been entered into with related parties for the relevant periods and the amounts due to from NB.

	Three months ended September 30,
	2015	2014
	USD ‘000	USD ‘000

Purchase of services from NB	21	16
Danish legal services rendered	545	442

	Nine months ended September 30,
	2015	2014
	USD ‘000	USD ‘000

Purchase of services from NB	66	46
Danish legal services rendered	953	1,012

	September 30, 2015	December 31, 2014
	USD ‘000	USD ‘000

Amounts owed to related parties	429	31
Amounts owed by related parties	—	—

The above tables exclude the related party transactions disclosed in Notes 4.2, and 5.2.

Terms and conditions of transactions with related parties

Transactions with related parties are made at terms equivalent to those that prevail in arm’s length transactions. Amounts due to or from related parties are uncollateralized and interest free. There have been no guarantees provided or received for any related party receivables or payables. For the nine month periods ended September 30, 2015 and 2014, the Group has not recorded any impairment of receivables relating to amounts owed by related parties.

Transactions with key management

The Group has not granted any loans, guarantees, or other commitments to or on behalf of any of the members of the board of directors or key management personnel.

Other than the remuneration including share-based payment relating to key management personnel, no other significant transactions have taken place with key management personnel during the periods presented herein.

5.2 Contingent liabilities

Contingent liabilities are liabilities that arose from past events but whose existence will only be confirmed by the occurrence or non-occurrence of future events that in some situations are beyond the Groups’ control.

The Group received a government grant totaling €3.8 million (approximately $4.2 million based on the September 30, 2015 exchange rate) that subsidized certain product development costs incurred by the Group during the period from March 2007 to December 2012. The grant plus interest is contingently repayable, subject to the limitations defined below, if a production site has not been established in Saxony, Germany by May 31, 2017. The amount repayable would be limited to the revenue arising from sales of the product developed or from the sale of the related intellectual property rights. As of September 30, 2015, management has not decided whether to establish production facilities in Saxony. Further, it is management’s assessment that as of September 30, 2015, there is significant uncertainty whether there will be future revenue from the development project and whether the related intellectual property rights can be sold. On this basis, management has determined that it is not appropriate to recognize a liability for the contingent repayment of the grant at this time. As of September 30, 2015, the contingent repayment liability, including interest, is €4.3 million or approximately $4.8 million based on the September 30, 2015 exchange rate.

As of January 19, 2013, the Company became part of a tax group with its parent company Tech Growth Invest ApS and its subsidiaries and is jointly and severally liable for the tax liabilities in those entities.

The German tax authorities commenced an audit of the tax returns of Forward Pharma GmbH (“FP GmbH”) for each of the years in the three year period ended December 31, 2012. The audit is ongoing and no assessment has been received from the German tax authorities. As of September 30, 2015 and December 31, 2014, the Group has not recognized within the consolidated financial statements either a deferred tax asset in connection with FP GmbH’s unused tax loss carryforwards or a provision for any potential loss resulting from the completion of the tax audit (if any) as the criteria for recognition of a deferred tax assets or any tax liability has not been met.

Aditech Pharma AG is considered to be a related party of the Company due to control over Aditech Pharma AG by NB. In 2004, a private Swedish company Aditech Pharma AB (together with its successor-in-interest, a Swiss company Aditech Pharma AG, “Aditech”), controlled by NB, began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, the Company entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, the Company acquired this patent family from Aditech pursuant to a patent transfer agreement which replaced the patent license agreement. Under the Company’s agreements with Aditech, the Company obtained, among other things, Aditech’s patents and associated know-how related to DMF formulations and delivery systems, subject to both diligence and minimum annual expenditure (€1 million per year) obligation on the part of the Company. Aditech has the option to receive back, for no consideration, all of the Company’s DMF related assets (which include patent and other rights related to DMF, including FP187) should the Company fail to satisfy these obligations. The Company is required to pay Aditech up to 2% of net sales generated from the Company’s DMF products and processes, regardless of whether such net sales are generated by the Company or its affiliates, assignees or licensees. Included in the determination of the Company’s payment to Aditech is any cash or non-cash consideration generated from the Company’s DMF products and processes and received by the Company or its assignees, affiliates and licensees. Further, the Company’s agreement with Aditech gives Aditech a 90-day right of first offer to acquire non-DMF related intellectual property assets that the Company might choose to sell.

5.3 Events after the reporting period

Subsequent to September 30, 2015 there were no events that were required to be reported.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the unaudited condensed consolidated interim financial statements, including the notes thereto, included elsewhere herein as well as our Annual Report on form 20-F filed with the Securities Exchange Commission on March 25, 2015 that includes our audited consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, risk factors as well as other important information about the Company. The following discussion is based on our unaudited condensed consolidated financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in forward-looking statements.

Overview

The Company is a Danish biopharmaceutical company preparing to initiate a Phase 3 clinical trial using FP187, a proprietary formulation of dimethyl fumarate (“DMF”), for the treatment of multiple sclerosis (“MS”) patients. Since our founding in 2005, we have worked to advance unique formulations of DMF, an immune modulator, as a therapeutic to improve the health and well-being of patients with immune disorders including MS. FP187, our clinical candidate, is a DMF formulation in a delayed and slow release oral dose, which we plan to advance for the treatment of relapsing remitting MS (“RRMS”) and other immune disorders, such as psoriasis.

We are a company with a limited number of employees and outsource the majority of our activities to external consultants and suppliers. We are comprised of a Danish incorporated parent company, Forward Pharma A/S, a wholly owned subsidiary incorporated in Germany, Forward Pharma GmbH, and a wholly owned subsidiary formed in the state of Delaware, Forward Pharma USA, LLC.

Unless otherwise stated, all amounts disclosed herein are in United States Dollars (“USD”).

Public Listing of American Depositary Shares Representing Ordinary Shares

During 2014, the Company completed the initial public offering (“IPO”) of American Depositary Shares (“ADS”) representing ordinary shares of the Company in the United States and issued 11.2 million ADSs at a price per ADS of $21.00 to investors. Immediately prior to the IPO, Class A shares were issued to the Class B shareholders in consideration for amendments to certain contractual rights held by the Class B shareholders, all of the Company’s outstanding Class A and Class B shares were converted into ordinary shares on a 1 for 1 basis, and additional ordinary shares were issued to all shareholders in proportion to their respective ownership. Lastly, a share split of 10 for 1 was completed immediately prior to the IPO. See Note 2.1 in the Notes to our Unaudited Interim Condensed Consolidated Financial Statements included elsewhere herein for additional information.

Liquidity

As of September 30, 2015, the Company had $190.1 million in cash, cash equivalents and available-for-sale financial assets. The Company has experienced recurring operating losses and negative cash flow from operations and expects these conditions to continue for the foreseeable future. Management believes, based on current estimates, that cash, cash equivalents and available-for-sale financial assets held at September 30, 2015 will provide adequate funding to allow the Company to meet its planned operating activities, including increased levels of research and development activities, in the normal course of business beyond the next twelve months. Unforeseen expenses or other usages of cash could negatively impact management’s expected operating results and liquidity. The Company will need to raise funds to complete the development and commercialization of FP187. Such funding could be in the form of either additional equity or debt financing or in exchange for product rights in all or certain markets. There can be no assurances that the Company will be able to obtain additional financing if needed in the future. The long-term success of the Company will be based on successfully commercializing FP187 and defending its intellectual property. There can be no assurance that the Company will commercialize a product, achieve or sustain positive cash flows from operations or become profitable. See “Funding Requirements” below for additional information.

Results of Operations

Comparison of the three month periods ended September 30, 2015 and 2014

	Three month periods ended September 30,
	2015	2014	Change
	(USD in thousands)

Research and development costs	(10,785)	(1,795)	(8,990)
General and administrative costs	(4,644)	(2,538)	(2,106)
Operating loss	(15,429)	(4,333)	(11,096)
Fair value adjustment to net settlement obligations to shareholder warrants	—	17	(17)
Fair value adjustment convertible notes	—	(3,905)	3,905
Foreign exchange rate (loss)	(446)	(176)	(270)
Interest expense	—	(208)	208
Interest income	117	—	117
Net loss before tax	(15,758)	(8,605)	(7,153)
Income tax benefit	—	55	(55)
Net loss for the period	(15,758)	(8,550)	(7,208)

Research and development costs for the three month periods ended September 30, 2015 and 2014

Research and development related costs for the three month periods ended September 30, 2015 and 2014 were $10.8 million and $1.8 million, respectively. The increase in research and development costs in 2015 of $9 million was largely attributable to an increase in our clinical and pre-clinical activities, costs for which rose from $600,000 in 2014 to $5.3 million in 2015. Clinical and pre-clinical costs increased during the quarter ended September 30, 2015 as we expanded our development activities to include several pre-clinical studies, including long-term carcinogenicity studies, Phase 1 trials as well as preparations for our planned Phase 3 trial of FP187 in RRMS. These increased costs principally related to services provided by clinical research organizations who collaborate with us to plan, prepare and conduct clinical trials on our behalf and contract manufacturers that are responsible for supplying DMF as well as the formulation and finishing of FP187 tablets to be used for research purposes. In addition, expenses for patent advisers and other patent-related costs incurred to register our intellectual property and to conduct the interference case at the U. S. Patent and Trademark Office (“USPTO”) involving Biogen, Inc.’s U.S. Patent No. 8,399,514, as well as opposition proceedings with the European Patent Office in Europe, increased from $1.1 million in 2014 to $3.4 million in 2015. Share based compensation increased in 2015 to $1.7 million from $300,000 in 2014 as the result of equity awards granted or modified during the nine months ended September 30, 2015 to employees and consultants involved in research and development activities. We anticipate that our rate of spend for research and development will increase in future periods as our clinical programs and patent prosecution (including our interference proceeding) advances.

General and administrative costs for the three month periods ended September 30, 2015 and 2014

General and administrative costs for the three month periods ended September 30, 2015 and 2014 were $4.6 million and $2.5 million, respectively. The increase in general and administrative costs in 2015 of $2.1 million resulted principally from an increase in share-based compensation from $1.7 million in 2014 to $2.1 million in 2015 in connection with equity awards issued or modified during the second half of 2014 and the nine months ended September 30, 2015 as well as an increase in costs during the three month period ended September 30, 2015 compared to the same period in 2014 associated with becoming a publicly listed company in the United States including insurance, legal and accounting costs. Offsetting these items was a reduction in costs that were incurred during the three month period ended September 30, 2014 related to our IPO that totaled $200,000. No IPO costs were incurred in 2015. We expect our quarterly rate of general and administrative spending will increase in the future as we expand our business and advance our intellectual property portfolio including expenditures in connection with the law suits against Biogen in Europe.

Non-operating income (expense) for the three month periods ended September 30, 2015 and 2014

During the three month period ended September 30, 2015, the Group recognized a non-cash foreign exchange loss of $446,000. The $446,000 non-cash foreign exchange loss resulted primarily from the Parent holding over $100 million in cash, cash equivalents and available-for-sale financial assets that are denominated in USD (collectively “USD Assets”) while the Parent’s functional currency is the Danish Kroner (“DKK”). The loss is the direct result of the weakening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange loss when the USD Assets are converted to DKK at September 30, 2015. During the three month period ended September 30, 2014, the Group incurred a foreign exchange loss of $176,000 that resulted primarily from the conversion of amounts payable to our US vendors at September 30, 2014 to DKK as the USD strengthened against the DKK during the three month period ended September 30, 2014. The Group did not hold available-for-sale financial assets during the three month period ended September 30, 2014.

During August and September 2014 the Company borrowed under two convertible loans €8.35 million and $10 million, respectively (collectively the “Loans”). The Loans were carried at fair value and the fair value adjustment of the Loans from the date of issuance to September 30, 2014 was $3.9 million. The terms of the Loans required automatic conversion to ordinary shares in connection with our IPO. Accordingly, at the time of the Company’s IPO in October 2014, the Loans converted into 1.2 million ordinary shares. During the three months ended September 30, 2015, the Group did not have outstanding debt that was required to be carried at fair value and accordingly there is no corresponding gain or loss to be recorded during 2015.

Interest expense recognized on the Loans for the three months ended September 30, 2014 totaled $208,000. The Group had no interest bearing debt outstanding during the three months ended September 30, 2015.

During the three month period ended September 30, 2015, the Company recognized interest income from available-for-sale financial assets of $117,000. The Company did not hold available-for-sale financial assets during the three month period ended September 30, 2014 and therefore no interest income was recognized.

Income tax benefit

During the three month period ended September 30, 2014, the Parent accrued a tax benefit of $55,000 that represented the amount due to the Parent from the joint taxation scheme. No tax benefit was accrued for estimated amounts due from the joint taxation scheme during 2015 as the result of the uncertainty of realizing such amounts.

Comparison of the nine month periods ended September 30, 2015 and 2014

	Nine month periods ended September 30,
	2015	2014	Change
	(USD in thousands)

Research and development costs	(25,104)	(6,616)	(18,488)
General and administrative costs	(12,260)	(5,156)	(7,104)
Operating loss	(37,364)	(11,772)	(25,592)
Fair value adjustment to net settlement obligations to shareholder warrants	—	(988)	988
Fair value adjustment to convertible loans	—	(3,905)	3,905
Foreign exchange rate gain (loss)	9,605	(159)	9,764
Interest expense	—	(333)	333
Interest income	340	—	340
Other finance costs	(4)	—	(4)
Net loss before tax	(27,423)	(17,157)	(10,266)
Income tax benefit	—	112	(112)
Net loss for the period	(27,423)	(17,045)	(10,378)

Research and development costs for the nine month periods ended September 30, 2015 and 2014

Research and development related costs for the nine month periods ended September 30, 2015 and 2014 were $25.1 million and $6.6 million, respectively. The increase in research and development costs in 2015 of $18.5 million was largely attributable to an increase in our clinical and pre-clinical activities, costs for which rose from $2.6 million in 2014 to $12.9 million in 2015. Clinical and pre-clinical costs increased during the nine months ended September 30, 2015 as we expanded our development activities to include several pre-clinical studies, including long-term carcinogenicity studies, Phase 1 trials as well as preparation for our planned Phase 3 trial of FP187 in RRMS. These increased costs related to services provided by clinical research organizations who collaborate with us to plan, prepare and conduct clinical trials on our behalf and contract manufacturers which are responsible for supplying DMF as well as the formulation and finishing of FP187 tablets to be used for research purposes. In addition, expenses for patent advisers and other patent-related costs incurred to register our intellectual property and to conduct the interference case at the USPTO involving Biogen’s U.S. Patent No. 8,399,514, as well as opposition proceedings with the European Patent Office in Europe, increased from $2.3 million in 2014 to $7.3 million in 2015. Share based compensation increased in 2015 to $4.2 million from $1.8 million in 2014 as the result of equity awards granted or modified during the nine month period ended September 30, 2015 to employees and consultants involved in research and development activities. We anticipate that our rate of spend for research and development will increase in future periods as our clinical programs and patent prosecution (including our interference proceeding) advances.

General and administrative costs for the nine month periods ended September 30, 2015 and 2014

General and administrative costs for the nine month periods ended September 30, 2015 and 2014 were $12.3 million and $5.2 million, respectively. The increase in general and administrative costs in 2015 of $7.1 million principally resulted from an increase in share-based compensation from $1.7 million in 2014 to $5.8 million in 2015 in connection with equity awards issued or modified during the nine months ended September 30, 2015. We have also experienced increased costs associated with becoming a publicly listed company in the United States including increases in insurance, legal and accounting costs. We opened an office in the United States in August 2014 hiring additional staff and engaging an investor relations firm that resulted in increased costs during the nine month period ended September 30, 2015 of $800,000 compared to the same period in 2014. Offsetting these items was a reduction in costs that were incurred during the nine month period ended September, 30 2014 related to our IPO that totaled $1.6 million. No IPO costs were incurred in 2015. We expect our rate of general and administrative spending will increase in the future as we expand our business and advance our intellectual property portfolio including expenditures in connection with the law suits against Biogen in Europe.

Non-operating income (expense) for the nine month periods ended September 30, 2015 and 2014

During the nine month period ended September 30, 2015, the Group recognized a non-cash foreign exchange gain of $9.6 million. The $9.6 million non-cash foreign exchange gain resulted primarily from the Parent holding over $100 million USD Assets while the Parent’s functional currency is the DKK. The gain is the direct result of the strengthening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange gain when USD Assets are converted to DKK at September 30, 2015. The Parent also holds available-for-sale financial assets issued by the government of the United Kingdom (“UK Assets). The UK Assets favorably impacted the non-cash foreign exchange gain during the period as the British Pound strengthened against the DKK. During the nine month period ended September 30, 2014, the Group incurred a foreign exchange loss of $159,000 that resulted primarily from the conversion of amounts payable to our US vendors at September 30, 2014 to DKK as the USD strengthened against the DKK during the nine month period ended September 30, 2014. The Group did not hold available-for-sale financial assets during the nine month period ended September 30, 2014.

The fair value adjustment to the settlement obligation of our shareholder warrants was a loss of $1 million for the nine month period ended September 30, 2014. The increase in the fair value of the shareholder warrants was the result of the underlying value of the Company’s shares increasing in value from December 31, 2013 to March 15, 2014 the settlement date. During the nine months ended September 30, 2015, the Group did not have outstanding shareholder warrants that were required to be carried at fair value and accordingly there is no corresponding gain or loss to be recorded during 2015.

At September 30, 2014 the Company had outstanding Loans that were carried at fair value. The fair value adjustment of the Loans from the date of issuance to September 30, 2014 was $3.9 million. The terms of the Loans required automatic conversion to ordinary shares in connection with our IPO. Accordingly, at the time of the Company’s IPO in October 2014, the Loans converted into 1.2 million ordinary shares. During the nine months ended September 30, 2015, the Group did not have outstanding debt that was required to be carried at fair value and accordingly there is no corresponding gain or loss to be recorded during 2015.

Interest expense recognized on outstanding interest-bearing debt, including the Loans, for the nine months ended September 30, 2014 totaled $333,000. The Group had no interest-bearing debt outstanding during the nine months ended September 30, 2015.

During the nine month period ended September 30, 2015, the Company recognized interest income from available-for-sale financial assets of $340,000. The Company did not hold available-for-sale financial assets during the nine month period ended September 30, 2014 and therefore no interest income was recognized.

Income tax benefit

During the nine month period ended September 30, 2014, the Company accrued a tax benefit of $112,000 that represented the estimated amount due the Company from the joint taxation scheme. No tax benefit was accrued for estimated amounts due from the joint taxation scheme during 2015 as the result of the uncertainty of realizing such amounts.

Liquidity and Capital Resources

Cash flows

Comparison of the nine month periods ended September 30, 2015 and 2014

Our cash and cash equivalents as of September 30, 2015 and 2014 were $21 million and $16.9 million, respectively. The table below summarizes our consolidated statement of cash flows for each of the nine month periods ended September 30, 2015 and 2014:

	Nine month periods ended September 30,
	2015	2014
	(USD in thousands)
Net cash flows used in operating activities	(24,501)	(8,139)
Net cash flows provided by (used in) investing activities	1,425	(5)
Net cash flows provided by financing activities	155	23,260
Net (decrease) increase in cash and cash equivalents	(22,921)	15,116
Net foreign exchange differences	(1,400)	(1,210)
Cash and cash equivalents beginning of period	45,349	2,955
Cash and cash equivalents end of period	21,028	16,861

Net cash flows used in operating activities increased to $24.5 million in the nine month period ended September 30, 2015 from $8.1 million in the nine month period ended September 30, 2014. The increase in 2015 in cash used in operating activities is primarily due to an increase in research, development, general and administrative costs as discussed above.

Cash flows from investing activities during the nine month period ended September 30, 2015 related to the purchase of equipment totaling $385,000 offset by the proceeds received from the maturity of an available-for-sale financial asset of $1.8 million. During the nine month period ended September 30, 2014, there were $5,000 of equipment purchases.

Net cash flows from financing activities for the nine month periods ended September 30, 2015 and 2014 were $155,000 and $23.3 million, respectively. The $155,000 cash inflow for the nine month period ended September 30, 2015 was the result of proceeds received in connection with the issuance of deferred shares and the exercise of warrants. The $23.3 million cash inflow for the nine month period ended September 30, 2014 resulted from the issuance of Class B shares for proceeds of $2 million and $21.3 million in proceeds received from the issuance of the Loans.

Funding requirements

We believe that the cash, cash equivalents and available-for-sale financial assets will enable us to fund our operating expenses and capital expenditure requirements beyond the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. We have no long-term financial commitments, such as lines of credit or guarantees, which are expected to affect our liquidity, other than an office rental lease, which we consider immaterial.

Our present and future funding requirements will depend on many factors, including, among other things:

•                  successful planning and implementation of the required clinical development programs for FP187;

•                  our efforts to secure and protect our intellectual property;

•                  our product development and need to increase production capacity to commercial scale through our contract manufacturing organizations;

•                  technology transfer in connection with our efforts to identify additional contract manufacturing organizations;

•                  the scope and timing of our pre-clinical and clinical testing programs; and

•                  the continued growth and development our internal organization and structure needed for a public company, including the hiring of additional personnel and developing appropriate policies and procedures.

Capital Expenditures

We use outside contractors and service providers extensively to meet our operating needs and, therefore, we incur very little cost to build and maintain our infrastructure. Accordingly, our capital expenditures to date have not been significant, and we currently do not have any significant capital expenditures planned for the foreseeable future.

Contingent Liabilities

See Note 5.2 (Contingent liabilities) to the accompanying Unaudited Interim Condensed Consolidated Financial Statements.

Critical Accounting Policies

There have been no significant changes to the critical accounting policies as disclosed in our Annual Report on Form 20-F that was filed with the Securities and Exchange Commission on March 25, 2015.

Quantitative and Qualitative Disclosures about Financial Risks

We are exposed to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk.

Market risk

Foreign currency exchange rate risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the USD, GBP, and the Euro. The Company’s functional currency is the DKK, our wholly owned subsidiary Forward Pharma GmbH’s functional currency is the Euro, and our wholly owned subsidiary Forward Pharma USA, LLC’s functional currency is the USD. Our expenses to date have been largely denominated in GBP, in USD, in DKK, and in Euros and, therefore, we are impacted by changes in foreign currency exchange rates.

As of September 30, 2015, we have invested $169.1 million in interest bearing available-for-sale financial assets issued by the governments of Germany, the United Kingdom and the United States with maturities not exceeding three years. While we intended to structure the currencies and maturities of these investments to be consistent with our projected cash requirements, strengthening or weakening of the USD, the DKK, the GBP or the Euro could have a material impact, which could be negative, on our financial position and results of operations. Included in operating results for the nine month period ended September 30, 2015 was a foreign exchange gain of $9.6 million that resulted from the strengthening of the USD and the GBP compared to the DKK and the Euro. During the three month period ended September 30, 2015, the USD weakened compared to the DKK and the Euro resulting in the recognition in operating results of a foreign exchange loss of $446,000 Future foreign exchange rate changes will likely result in volatility in our reported profits and losses that potentially could result in material losses.

We do not believe there is currently a need to enter into specific contracts to reduce the exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. We may in the future consider using options or forward contracts to manage currency transaction exposures.

We estimate a 10% increase in the value of the USD relative to the Euro and the DKK would have decreased our net loss for the nine months ended September 30, 2015 by $2.6 million. A 10% decrease in the value of the USD relative to the Euro and the DKK during the nine months ended September 30, 2015 would have increased our net loss by $2.6 million.

Interest rate risk

Our investment strategy is to protect principal and accordingly, we invest in only highly rated financial instruments with maturities not exceeding three years. We do not use financial instruments for trading or speculative purposes and plan to hold our investments until they mature. If interest rates rise in the future it could, however, negatively impact our financial position and could result in realized losses if we need to dispose of an investment before it matures.

Credit Risk

Our investment criteria require preservation of capital by investing in a diversified group of highly rated debt instruments. The Company’s cash and cash equivalents are held primarily at one bank in Denmark with a Moody’s credit rating of Aa3. The Company’s available-for-sale financial assets are invested in government instruments with maturities not exceeding three years that are carried at fair value based on price quotations at the reporting date. Moody’s credit rating of each of the individual governments is Aa1 or better.

Liquidity Risk

We believe that our cash, cash equivalents and available-for-sale financial assets held at September 30, 2015, will enable us to fund our operating expenses and capital expenditure requirements beyond the next twelve months.

RECENT DEVELOPMENTS

Recent IP progress and outlook

In the third quarter, we continued to make progress in advancing our intellectual property portfolio. The following summarizes the current status of and recent developments concerning several of our most important U.S. and European patents and patent applications:

•                  On August 19, 2015, the USPTO re-declared the interference between Forward and Biogen MA, Inc. regarding claims to the treatment of multiple sclerosis, or MS, with a 480 mg daily dose of DMF, the active ingredient in Tecfidera®.  The USPTO confirmed Forward as the senior party based on having an earlier benefit date of our U.S. Patent Application No. 11/576,871. Biogen was deemed the junior party with respect to its U.S. Patent No. 8,399,514.  The USPTO also ruled in Forward’s favor that Biogen is not entitled to benefit of its U.S. provisional application filing date of February 8, 2007. Biogen has since moved to revive its abandoned non-provisional application to make a claim of priority to that U.S. provisional application, which motion is not yet fully briefed.  In August 2015, the parties filed priority statements and motions related to validity and benefit.  Oppositions to motions are due June 1, 2016 and an oral argument is scheduled for January 9, 2017.

•                  The Regional Court of Dusseldorf has scheduled oral proceedings for March 24, 2016 regarding a lawsuit we filed against Biogen in Germany that includes an allegation of infringement of our European ‘355 patent by Biogen’s marketing of Tecfidera® in Germany with a label instructing a daily dose of 480 mg for the treatment of MS. We seek damages for Biogen’s sales of Tecfidera® in Germany.

Clinical and nonclinical progress and outlook

Our development plan for our lead drug, FP187, includes preparation for the Phase 3 program in RRMS and running further Phase 1 regulatory trials.  Our nonclinical development plan for our lead drug, FP187, is designed to support marketing authorization submission with a full regulatory toxicology study package. We have completed or are currently running a total of 35 pre-clinical studies and will continue the conduct of long-term toxicity studies, including two carcinogenicity studies, reproduction toxicity studies, and studies to explore the absorption, distribution, metabolism and excretion of orally administered FP187.  We expect to commence a Phase 3 RRMS trial in the first half of 2016.  The timing of our Phase 3 RRMS trial will in part depend on the timely outcome of our Phase 1 trials and other studies.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: November 25, 2015	By:	/s/Joel Sendek
Joel Sendek
Chief Financial Officer